Exhibit C
DIRECTORS AND EXECUTIVE OFFICERS OF API
Set forth below is a list of each director and executive officer of API setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen. As of the date of this statement on Schedule 13D, API owned 100% of APHC.

Name and Address of Corporation or Other
	Present Principal Occupation (principal	Organization (if different from the address
Name and Business Address	business of employer)	provided in Column 1)

Directors and Officers	Chairman of the Board of API
S.I. Newhouse, Jr	Vice President of API
4 Times Square
New York, NY 10036

Donald E. Newhouse	President, Treasurer of API
4 Times Square
New York, NY 10036

Samuel I. Newhouse, III	Secretary of API
4 Times Square
New York, NY 10036